Mail Stop 4561
									November 8, 2005

Mr. Peter S. Rummell
Chief Executive Officer
The St. Joe Company
245 Riverside Avenue, Suite 500
Jacksonville, FL 32202

      Re:	The St. Joe Company
		Form 10-K for Fiscal Year Ended December 31, 2005
		Form 10-Q for Fiscal Quarter Ended March 31, 2005
		Form 10-Q for Fiscal Quarter Ended June 30, 2005
		File No. 1-10466

Dear Mr. Rummell:

      We have reviewed your above referenced filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Note 9 - Goodwill and Intangible Assets, page F-21

1. We note that you recorded an impairment loss of $14.1 million in
2003 to reduce the carrying amount of Advantis` goodwill from
$28.9
million to $14.8 million and that you recorded no goodwill impairment in 2004. We further note the disclosure in your Form 8-K filed October 25, 2005, that you sold Advantis on September 7, 2005 for a
$9.9 million pre-tax loss. Please tell us how you determined the fair value of Advantis at December 31, 2004 when measuring any impairment loss under SFAS 142. Please also tell us whether any events or changes in circumstances, as defined in paragraph 28 of SFAS 142, occurred during the first two quarters of 2005 that indicated Advantis may be further impaired, and how you determined the fair value in such impairment analysis, if any.

Form 10-Q for the Fiscal Quarter Ended June 30, 2005

Consolidated Balance Sheets, page 2

2. We note that Advantis is not classified as held for sale as of June 30, 2005. Please tell us how you considered the criteria set forth in paragraph 30 and 42 of SFAS 144 and EITF 03-13 in determining whether Advantis` assets and liabilities should be classified as held for sale and the results of operations reported in discontinued operations.

      As appropriate, respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.
      You may contact Amanda Sledge, Staff Accountant, at (202)
551-
3473 or the undersigned at (202) 551-3403 if you have questions.



								Sincerely,



      Steven Jacobs
      Accounting Branch Chief
Mr. Peter S. Rummell
The St. Joe Company
November 8, 2005
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